Exhibit 99.1

Regulatory release

Three and six month period ended June 30, 2015

Unaudited Condensed Interim Financial Report

On July 30, 2015, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month period ended June 30, 2015 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations
International:	+31 70 377 4540
North America:	+1 832 337 2034

Contact – Media
International:	+44 (0) 207 934 5550
USA:	+1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4